FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 3 May 2006 to 18 May 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
FORM 6-K: TABLE OF CONTENTS
99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — K G Hanna, 3 May 2006

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 3 May 2006

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — S J Driver, 3 May 2006

99.4	Notification of Major Interests in Shares — Barclays PLC, 9 May 2006

99.5	Cadbury Schweppes 2006 AGM Chairman’s Statement — 18 May 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company
                   /s/ John Mills

                   (Registrant)
Signed:	John Mills Director of Group Secretariat

Dated:	18 May 2006

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
			N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them KENNETH GEORGE HANNA 250,000 BANK OF NEW YORK NOMINEES LTD A/C 491846 248,359 HSDL NOMINEES LTD A/C SIP 653	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.44	14.	Date and place of transaction 2 MAY 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 499,037	16.	Date issuer informed of transaction 2 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY
Date of notification 3 MAY 2006

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

			N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HESTER BLANKS 51,870 ANDREW GABBUTT 24,784 BANK OF NEW YORK NOMINEES LTD A/C 491846 24,268 HSDL NOMINEES LTD A/C SIP 1,443 HSDL NOMINEES LTD A/C MAXI 1,297 HALIFAX SC PEP 3,787	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.44	14.	Date and place of transaction 2 MAY 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 107,474	16.	Date issuer informed of transaction 2 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY
Date of notification 3 MAY 2006

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director STEPHEN JOHN DRIVER	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them STEPHEN JOHN DRIVER 40,000 BANK OF NEW YORK NOMINEES LTD A/C 491846 11,678 HSDL NOMINEES LTD A/C SIP 72	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 25	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.44	14.	Date and place of transaction 2 MAY 2006 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 51,775	16.	Date issuer informed of transaction 2 MAY 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183
Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY
Date of notification 3 MAY 2006

Exhibit 99.4
SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES
All relevant boxes should be completed in block capital letters.

1.	Name of company CADBURY SCHWEPPES PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 NON-BENEFICIAL INTEREST	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
BARCLAYS CAPITAL NOMINEES LTD
CHASE NOMINEES LTD
INVESTORS BANK AND TRUST CO.
GERRARD NOMINEES LTD
STATE STREET NOMINEES LTD
BARCLAYS TRUST CO.
MELLON NOMINEES LTD
BARCLAYS GLOBAL INVESTORS CANADA
BANK OF NEW YORK
			VARIOUS MINOR ACCOUNTS	56,577,348 25,677,090 20,167,727 5,477,139 1,153,051 318,403 154,389 148,754 147,945 274,684

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 12.5P EACH			10.	Date of transaction 3 MAY 2006	11.	Date company informed 8 MAY 2006

12.	Total holding following this notification 110,096,530	13.	Total percentage holding of issued class following this notification 5.27%

14.	Any additional information	15.	Name of contact and telephone number for queries JULIAN BADDELEY 020 7830 5183

16.	Name and signature of authorised company official responsible for making this notification

          J MILLS
          DIRECTOR OF GROUP SECRETARIAT

Date of notification 9 MAY 2006

Exhibit 99.5

For Immediate Release	18 May 2006
CADBURY SCHWEPPES 2006 AGM CHAIRMAN’S STATEMENT
At today’s Annual General Meeting, Chairman John Sunderland will make the following comments about recent corporate developments and trading in 2006.
“2005 was another successful year for Cadbury Schweppes. We achieved our highest rate of revenue growth for a decade, with all of our major businesses making a significant contribution. Increased innovation and improved market-place execution drove this performance and we saw share gains in the majority of our key markets. I am pleased to report that the Adams business, the largest acquisition in our history, has been integrated ahead of schedule and performance is exceeding our expectations.
“We continue to focus on ensuring our business portfolio is optimally positioned for growth and returns in terms of both category and geographic participation. Over the last year, we have sold a number of businesses and are redeploying the capital into businesses and markets which we believe will generate superior growth and returns.
“We successfully sold our Europe Beverages business earlier this year for £1.3 billion, a price which exceeded the market’s expectations. The sale of other smaller businesses has netted us around £40 million. We expect to raise between £300 and £350 million over the next two years through the disposal of other small businesses and surplus properties.
“We recently completed the purchase of the remaining 55% of Dr Pepper/Seven Up Bottling Group which we did not already own. The integration of our biggest bottler in the US with our Americas Beverages business significantly enhances our ability to grow our brands in that market.
“Other acquisitions include: Green & Black’s, the UK’s fastest growing premium chocolate brand; a further 30% stake in our leading Turkish confectionery business, taking our shareholding to 95%; moving to majority in Cadbury Nigeria, the largest confectionery business in that market; and Dan Products, the number one gum business in South Africa.
“We are also investing in major capital projects including a new £70 million gum plant in Poland to service our fast growing European gum business and a £40 million expansion of Cadbury Dairy Milk production capacity in the UK. In addition to investment in growth and returns, we are investing in our people by increasing the funding of our pension funds, through a £125 million one-off payment and increased annual contributions over the next few years. We expect these payments to significantly reduce the deficit.
“From a trading perspective, we had a relatively slow start in the first quarter of 2006, particularly in Europe. We are now seeing increased momentum in our gum and beverage businesses and Easter was satisfactory in our key chocolate markets. Input costs remain challenging, particularly given the further rise in oil prices. We will update the market on current year trading at our interim update on 7 June.”
Ends

Forthcoming Events
Forthcoming Group announcements/events are listed below:

7 June 2006 2 August 2006	Interim Trading Update Interim Results
Ends

For further information:
Cadbury Schweppes plc:	020-7409-1313 http://www.cadburyschweppes.com

Capital Market Enquiries Sally Jones Mary Jackets Charles King	+44 20 7830 5124

Media Enquiries Cadbury Schweppes Andraea Dawson-Shepherd Katie Macdonald-Smith	+44 20 7830 5011

The Maitland Consultancy (UK) Philip Gawith	+44 20 7379 5151

Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes to Editors:
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 60,000 people.
2. Cadbury Schweppes’ Financial Goal Ranges
In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:
•	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions and disposals at constant currency
•	Underlying operating margin growth (before brand intangible amortisation, restructuring costs, non-trading items and the volatility introduced from IAS 39 fair value accounting) of between 50 and 75 basis points per annum at constant currency
•	Free cash flow (as explained in our Report & Accounts) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends.